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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number 0-25984

(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended:  September 30, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                    Superior National Insurance Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

                               26601 Agoura Road
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Address of Principal Executive Office (Street and Number)

                              Calabasas, CA 91302
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached
                                  if applicable.
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                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

See Exhibit 1


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                          Dana M. Warren                       818                706-1800
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                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3)              Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [ ] Yes [X] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                    Superior National Insurance Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 13, 1996               By  /s/ J. CHRIS SEAMAN
     ---------------------------         -------------------------------------
                                          Executive Vice President and
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                               (Attach Extra Sheets If Needed)
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                                   Exhibit 1

                              Part III - Narrative

        Superior National Insurance Group, Inc. (the "Company") has agreed to acquire Pac Rim Holding Corporation ("Pac Rim") by paying approximately $54 million in cash for all of the outstanding securities of Pac Rim. The Company, on or before November 12, 1996, mailed to its shareholders a proxy statement requesting approval of a private equity placement that in part will finance the acquisition of Pac Rim. In accordance with Item 14 of Schedule 14A, certain pro forma financial information was provided to the shareholders of the Company. In order that the proxy statement would be mailed sufficiently in advance of the special meeting of shareholders scheduled to approve the equity placement, the Company's shareholders were provided with pro forma financial information with respect to the Company and Pac Rim through the six month period ending June 30, 1996.

        The Company believes that it is in the best interest of its shareholders that the "Management's Discussion and Analysis" section of its report on Form 10-Q for the quarter ended September 30, 1996, contain, in addition to analysis of the Company's own results, a review of pro forma financial information that assumes the acquisition of Pac Rim, for the nine month period ending September 30, 1996. Only by providing management's discussion and analysis of any trends or effects that are apparent from a comparison of the pro forma financial information for the six month period ending June 30, 1996 and the nine month period ending September 30, 1996, will the Company's shareholders (who, assuming completion of the acquisition of Pac Rim, will be the owners of Pac Rim's business) have the views of the Company's management on the performance of the combined companies.

        The Company therefore intends to complete its Form 10-Q, including in it a discussion of the pro forma financial data with respect to Pac Rim, as soon as Pac Rim's Form 10-Q for the period ending September 30, 1996 is made available to the Company in the form filed with the Securities and Exchange Commission ("SEC"). The Company regularly mails a quarterly "Report to Shareholders," containing information of the type provided on Form 10-Q. The Company intends to deliver to its shareholders such a quarterly report with respect to the Form 10-Q that is the subject of this Form 12b-25. The Company believes that such a report is the most effective manner of conveying to its shareholders the pro forma financial information and discussion referenced above.

        Because Pac Rim's Form 10-Q will not be available in the form filed with the SEC until, or immediately prior to, the due date for the Company's Form 10-Q, the Company would be faced with


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unreasonable effort and expense in attempting to take the Pac Rim information, prepare pro forma statements and analysis, and have the report prepared in EDGAR format prior to the filing due date.

        The Company anticipates that its Form 10-Q, including all pro forma financial information, will be filed with the SEC no later than November 19, 1996.